CHINA AOXING PHARMACEUTICAL COMPANY, INC.
15 Exchange Place, Suite 500
Jersey City, NY 07302
646-367-1747

December 2, 2009

VIA EDGAR
Jeffrey Riedler
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	China Aoxing Pharmaceutical Company, Inc.
Preliminary Information Statement on Schedule 14C
Filed November 23, 2009
File No. 001-32674

Dear Mr. Riedler:

I am writing in response to your letter to our Chairman, Zhenjiang Yue, dated December 1, 2009.  The Staff’s comment is set forth below, followed by our response.

General

1.
Please include a discussion of any current plans, arrangements, understandings, etc. you have to issue the newly-authorized shares of common stock described in your information statement.  If you have no such plans, please revise your disclosure to include a statement to that effect.

Response to Comment 1

In our definitive 14C we will amend the second full paragraph on the final page as follows.  The amended portion is underlined.

The increase in authorized shares is necessary to provide CAXG with flexibility in pursuing its long-term business objectives.  Management expects that in the future it will pursue opportunities to obtain the capital that CAXG needs in order to fully implement its business plan.  A reserve of common shares available for issuance from time to time will enable CAXG to entertain a broad variety of financing proposals.  In addition, management may utilize the additional shares in connection with corporate acquisitions, joint venture arrangements, or for other corporate purposes, including the solicitation and compensation of key personnel.  At the present time, however, CAXG does not have any specific plans, arrangements or understandings that will involve the issuance of capital stock (other than upon conversion or exercise of the derivative securities listed above), and CAXG is not engaged in negotiating or effecting any acquisitions or other transactions that will involved the issuance of capital stock.

Sincerely,

/s/ Hui Shao

Hui Shao
Senior Vice President